        As filed with the Securities and Exchange Commission on October 15, 1997

                                                      Registration No. 333-28425
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                   Under the
                             Securities Act of 1933


                            THE CERPLEX GROUP, INC.
             (Exact Name of Registrant as Specified in Its Charter)



           DELAWARE                                          33-0411354
  (State or Other Jurisdiction of                         (I.R.S. Employer
   Incorporation or Organization)                        Identification No.)



                                1382 BELL AVENUE
                            TUSTIN, CALIFORNIA 92780
                                 (714) 258-5600
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)



                               STEPHEN J. HOPKINS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            THE CERPLEX GROUP, INC.
                                1382 BELL AVENUE
                            TUSTIN, CALIFORNIA 92780
                                 (714) 258-5600
            (Name, Address, Including Zip Code, and Telephone Number
                   Including Area Code, of Agent for Service)


                             ----------------------

                                   Copies to:
                         FREDERIC A. RANDALL, JR., ESQ.
                        BROBECK, PHLEGER & HARRISON LLP
                        4675 MACARTHUR COURT, SUITE 1000
                        NEWPORT BEACH, CALIFORNIA 92660
                                (714) 752-7535

                             ----------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

                             ----------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ----------------------



         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the "1933 Act"), or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         Pursuant to Rule 429 of the 1933 Act, the prospectus contained herein is a combined prospectus which relates to the Company's Registration Statement on Form S-3 (Registration No. 333-12581) filed with the Securities and Exchange Commission on September 24, 1996 and includes the 12,611,808 shares registered thereunder.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


PROSPECTUS                  THE CERPLEX GROUP, INC.


                               37,112,579 SHARES

                                 COMMON STOCK

                                 ------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                             ----------------------

               THE COMMON STOCK OFFERED HEREBY HAS A HIGH DEGREE
               OF RISK.  SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                             ----------------------

     This Prospectus relates to the offer and sale, which is not being underwritten, of an aggregate of 37,112,579 shares of Common Stock, $.001 par value per share (the "Shares"), of The Cerplex Group, Inc. ("Cerplex" or the "Company"). The Shares may be offered from time to time by certain of the Company's security holders, or by the security holder's pledgees, donees, transferees or other successors in interest (the "Selling Security Holders") for their own account.

     Such sales may be made on the Over-The-Counter Bulletin Board or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Security Holders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Security Holders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of Section 2(11) the Securities Act of 1933, as amended (the "Securities Act"), in connection with such sales. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. The Company has also agreed to bear certain expenses in connection with the registration and sale of the Shares offered hereby by the Selling Security Holders (other than broker discounts and commissions). See "Selling Security Holders" and "Plan of Distribution."

     The Company will not receive any part of the proceeds from sales of Shares by the Selling Security Holders. See "Use of Proceeds."


     The Company's Common Stock is traded on the Over-The-Counter Bulletin
Board under the symbol "CPLX." On October 13, 1997, the last reported bid price of the Company's Common Stock on the Over-The-Counter Bulletin Board was $0.26 per share.



                THE DATE OF THIS PROSPECTUS IS OCTOBER 15, 1997.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SECURITY HOLDER OR BY ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT LAWFULLY BE MADE.


                                  THE COMPANY

     Cerplex is a leading provider of service outsourcing to the high technology industry. The Company's core capabilities are electronic parts repair, spare parts sales and management and value added logistics management. The Company has developed specialized competencies in these areas, focusing on computer and peripheral, office automation and telecommunication markets. Primary services include product repair, remanufacturing and reutilization, parts sales, guaranteed availability and advanced exchange, returns processing, and materials management. The Company's network of facilities in the U.S. and Europe enables it to support the diverse service needs of its global customers.

     In the computer marketplace, the Company primarily services display terminals, printed circuit boards, laptops, inter-networking equipment, workstations, mass storage devices and power supplies. In the office automation marketplace, the Company services printers, scanners, fax machines, and high value products such as copiers, automatic transfer machines, and other paper-handling equipment. In the telecommunication marketplace, the Company primarily services simple and complex switching systems, pay phones, video conferencing products, multiplexers, mobile communications, transmission equipment, hubs and modems.

     The principal executive offices of Cerplex are located at 1382 Bell Avenue, Tustin, California 92780. Cerplex's telephone number is (714) 258-5600.

                                  RISK FACTORS

     This Prospectus may contain forward-looking statements which involve risks and uncertainties. Actual results could differ materially from those discussed in forward-looking statements. Certain of the factors that could cause actual results to differ materially are discussed below. An investment in the Common Stock being offered by this Prospectus involves a high degree of risk. In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before purchasing the Common Stock offered by this Prospectus.

         Losses and Accumulated Deficit. For the six month period ended June 30, 1997, the Company reported a net loss of $14.4 million, including an operating loss of $14.9 million. As of June 30, 1997, the Company had an accumulated deficit of $88.8 million. There can be no assurance that the Company will reduce its operating losses or operate profitably in the future. Continued losses could materially and adversely affect the Company's business and the value of, and the market for, the Company's equity securities.

         Dependence on Key Customers. During 1996, Rank Xerox, IBM, BT and Digital Equipment Corporation accounted for approximately 17%, 12%, 11% and 4% of revenues, respectively. In the six month period ended June 30, 1997, these customers accounted for approximately 30%, 6%, 10% and 10% of revenues, respectively. During 1995 and 1996, IBM significantly decreased orders for certain programs which materially and adversely affected the Company and its results of operations. A significant portion of the Company's net sales attributable to IBM in 1995 were from discontinued operations, and, as such, the Company expects net sales attributable to IBM to continue to account for a decreasing percentage of the Company's net sales. During the first half of 1997, sales to IBM decreased 68% from the first half of 1996. Sales to BT significantly decreased during 1996 to approximately $21.4 million representing a 36% decrease from 1995. During the first half of 1997, sales to BT decreased 29% from the first half of 1996. There can be no assurance that major customers of the Company will not terminate any or all of their arrangements with the Company; significantly change, reduce or delay the amount of services ordered from the Company; or significantly change the terms upon which the Company and these customers do business. Any such termination, change, reduction or delay could have a material adverse effect on the Company's business.


         Future Capital Needs and Going Concern; Uncertainty of Additional Financing. The Company's ability to maintain its current revenue base and to grow its business is dependent on the availability of adequate capital.
Without sufficient capital, the Company's growth may be limited and its existing operations may be adversely affected. The Company's financial condition and limited capital has adversely impacted the Company's relationship with certain customers and may adversely impact its relationship with customers in the future. During portions of 1996 and 1997, the Company was in default under its senior credit agreement and subordinated note purchase agreements. The Company has renegotiated amendments to its senior credit agreement and to its subordinated note purchase agreements. The terms of the senior credit agreement, as amended, provide for a limited borrowing base which will be further reduced through and will expire in, May 1998. The Company is required to use a portion of cash generated from operations, and from sales of assets to further reduce its borrowing base under the senior credit agreement. The interest rate payable by the Company has increased significantly and is subject to significant further increases because the Company has not repaid the senior credit agreement in full by September 30, 1997. The terms of the subordinated note purchase agreements have been amended to provide for an increase in the applicable interest rate from 9.5% to 15%. In addition, the terms of the senior credit agreement and the subordinated note purchase agreements restrict the Company's ability to incur additional indebtedness and could adversely affect the Company's ability to obtain additional financing. General market conditions and the Company's future performance, including its ability to generate profits and positive cash flow, will also impact the Company's financial resources. The failure of the Company to obtain additional capital when needed could have a material adverse effect on the Company's business and future prospects. The Company is required to maintain or fulfill certain covenants and obligations in order to maintain its senior credit facility and to be incompliance under its subordinated note purchase agreements. No assurance can be given that the Company will be able to fulfill such obligations and covenants or to otherwise maintain its senior credit facility or subordinated note purchase agreements. In addition, the covenants under the subordinated note purchase agreements as currently cast will be significantly more restrictive as of June 1998. No assurance can be given that additional financing will be available or, if available, will be on acceptable terms. Therefore, the Company believes that it will be in default again under such agreements at that time unless it is able to successfully renegotiate the covenants.


         Impact of Series B Preferred Stock. In June 1996, the Company issued 8,000 shares of Series B Preferred Stock at $1,000 per share in a private placement. The Series B Preferred Stock is convertible into Common Stock of the Company at the option of each holder at the lower of $5.07 per share or 80% of the average closing bid price over a ten-day period ending three days prior to the date of conversion. The Series B Preferred Stock has certain rights, privileges and preferences, including preferential voting rights and a $2,000 per share preference in the event of a sale of the Company. The Board of Directors may not pay dividends to the holders of the Company's Common

Stock unless and until the Board has paid an equivalent dividend to the holders of Series B Preferred Stock based upon the number of shares of Common Stock into which each share of Series B Preferred Stock is convertible. As of September 30, 1997, 7,621 shares of the Series B Preferred Stock had been converted into approximately 21,387,207 shares of Common Stock. Due in part to the decreases in the trading price of the Company's Common Stock, the conversion rights of the Series B Preferred Stock have resulted in, and may in the future result in, dilution to the holders of Common Stock.


         Dispute with Lucent Technologies. The Company acquired inventory consisting of used telephones from Lucent. At December 31, 1996, the Company had $5.9 million of inventory, production cost commitments and assets, related to the telephones acquired from Lucent, which were subsequently sold to a Company that specializes in worldwide corporate bartering. In June 1996, the Company executed a promissory note bearing interest at 9.75% in the amount of $4.6 million payable on September 15, 1996 in favor of Lucent, reflecting a portion of the amount invoiced to the Company by Lucent. Lucent has invoiced the Company for an additional $0.6 million. Due to the quality of the inventory and the lack of availability of spare parts to effect repairs, the Company believes it has claims against Lucent. The Company currently does not intend to pay the Lucent note or other Lucent invoices. If the Company is required to pay the Lucent note and other Lucent invoices in full, it would have a material adverse effect on the Company's financial resources. On October 7, 1996, the Company filed a lawsuit against Lucent in the Orange County Superior Court seeking to have the Lucent note declared invalid. On November 6, 1996, Lucent filed a cross-complaint seeking payment of the Lucent Note, alleging damages for breach of contract and seeking a constructive trust on any proceeds from the sale of the telephones. The Company's failure to have the Lucent note declared invalid, or the loss to Lucent of any of the material claims asserted by the Company, could materially and adversely affect the Company.


         Risk of Excess and Unusable Inventory; Decreased Value of Assets. At June 30, 1997, inventory constituted approximately 11% of the Company's assets. Any decrease in the demand for the Company's repair services could result in an additional portion of the Company's inventory becoming excess, obsolete or otherwise unusable. During the last few years, the Company wrote down a significant amount of inventory and a significant amount of other assets, including receivables, securities and goodwill. The Company wrote down $1.6 million in goodwill in the second quarter of 1997 mainly due to continued declining sales of its Leeds, England and Redmond, Washington operations. Changes in the Company's business, as well as the business of third parties, could adversely affect the value of assets remaining, possibly resulting in write-offs. The existence, amounts and timing of any such additional write-offs will be dependent upon various factors including, without limitation, the volume and profitability of future operations, market conditions as well as the operations of the above-mentioned third parties. In addition, the Company became entitled to receive an aggregate of approximately 370,000 shares of Common Stock of Pen Interconnect, Inc. in connection with the sale of its InCirT division which were valued at $5.40 per share. The trading price of such shares has subsequently decreased substantially and the Company wrote off $1.1 million in the fourth quarter of 1996 and $500,000 in the second quarter of 1997. In October 1996, the Company entered into an agreement to sell its phone inventory purchased from Lucent to Atwood Richards, Inc. ("ARI"). The consideration paid to the Company from ARI was up to $7.5 million in trade credits. The Company has no prior experience in using trade credits and there can be no assurance the Company will realize the value of the trade credits. The Company wrote down the book value of the trade credits to $3 million in the fourth quarter of 1996 and to $2 million in the second quarter of 1997. There can be no assurance that the Company will not be required to write down significant amounts of its inventory or other assets in the future, which could have a material adverse effect on the Company's business and results of operations.


         Dependence on Customers in the Electronics Industry. The Company is dependent upon the continued growth, viability and financial stability of its customers and potential customers in the electronics industry, particularly the computer industry. The computer industry has been characterized by rapid technological change, compressed product life cycles and pricing and margin pressures. The factors affecting segments of the electronics industry in general, and the Company's OEM customers in particular, could have an adverse effect on the Company's business. During 1995 and 1996, several of the Company's customers experienced severe financial difficulty resulting in significant losses to the Company as a result of write downs of receivables and other assets. There can be no assurance that existing customers or future customers will not experience financial difficulty, which could have a material adverse effect on the Company's business.

         Reliance on Short-Term Purchase Orders. The Company's customer contracts are typically subject to termination on short notice at the customer's discretion and purchase orders under such contracts typically only cover services over a 90-day period. The termination of any material contracts or any substantial decrease in the orders received from major customers could have a material adverse effect on the Company's business.

         Competition. The Company competes with the in-house repair centers of original equipment manufacturers ("OEM") and third party maintainers ("TPM") for repair services. There is no assurance that these entities will choose to outsource their repair needs. In certain instances, these entities compete directly with the Company for the services of unrelated OEM and TPM. In addition to competing with OEM and TPM, the Company also competes for depot repair business with a small number of independent organizations similar in size to the Company and a large number of smaller companies. Many of the companies with which the Company competes have significantly greater financial resources than the Company. There can be no assurance that the Company will be able to compete effectively in its target markets.


         Expansion of International Sales. During the six months ended June 30, 1997, approximately 64% of the Company's sales were international. During 1996, approximately 41% of the Company's sales were international. There can be no assurance that the Company will be able to successfully market, sell and deliver its products and services in these markets. In addition to the uncertainty as to the Company's ability to expand its international presence, there are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, export restrictions, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates and potentially adverse tax consequences, which could adversely impact the success of the Company's international operations. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's international operations and, consequently, on the Company's business, operating results and financial condition.

         Dependence on Acquisition Strategy. Certain of the Company's repair programs result in decreasing net sales as the installed base of the particular products under such programs decreases over time. An important component of the Company's strategy to maintain its revenue and to grow its business has been the acquisition of repair programs and complementary businesses. Competition for these types of transactions is likely to intensify. The Company's ability to effect any transactions requiring capital will be limited by the Company's lack of working capital and by the terms of the Company's senior credit facility and subordinated notes. The Company is no longer permitted under the terms of its credit facility to engage in acquisitions. There can be no assurance that the Company will be able to acquire additional repair programs or complementary businesses in the future or, if acquired, that such operations will prove to be profitable.

         Discontinued Operations; Change in Strategy. In September 1995, Cerplex adopted a plan to discontinue its end-of-life programs, a line of business which historically generated a significant percentage of the Company's total sales, but which experienced declining sales. Net sales from end-of-life programs declined from approximately $33 million in 1994 to $20 million in 1995 and further declined to $9.2 million in 1996. Sales from the end-of-life program during 1997 were not material. In connection with discontinuing its end-of-life business, the Company changed certain elements of its business strategy and is undergoing changes in management and operations, is developing a direct sales force and terminating the majority of its outside sales representatives, is reducing its emphasis on inventory acquisitions and is focusing on targeted customers in specific industries. There can be no assurance that such changes will positively impact the Company's business and results of operations in the short or long term.


         Risk Associated with the Ability of Existing Stockholders to Control the Company. As of September 30, 1997, the officers, directors, principal stockholders and their affiliates owned greater than a majority of the outstanding common stock. Although there are currently no voting agreements or similar arrangements among such stockholders, if they were to act in concert, they would be able to elect a majority of the Company's directors, determine the outcome of most corporate actions requiring stockholder approval and otherwise control the business affairs of the Company. The Board of Directors of the Company has the authority under the Company's Restated Certificate of Incorporation to issue shares of the Company's authorized preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of preferred stock. The issuance of preferred stock may adversely affect the voting and dividend rights, rights upon liquidation and other rights of the holders of common stock. The issuance of preferred stock and the control by existing stockholders, if they were to act in concert, may have the effect of delaying, deferring or preventing a change in control of the Company. In April 1997, William A. Klein acquired 3,663,898 shares of Common Stock upon the conversion of Series B Preferred Stock, Richard C. Davis acquired 166,667 shares of Common Stock upon the conversion of Series B Preferred Stock and the Sprout Growth, II L.P. acquired 7,563,333 shares of Common Stock upon the conversion of Series B Preferred Stock. In addition, DLJ Capital Corporation converted 231 shares of Preferred Stock into 770,000 shares of Common Stock.


         Dependence on Key Personnel. The Company's future success depends, to a large extent, upon the efforts and abilities of key employees. Competition for qualified personnel in the industry is intense. The loss of services of certain of these key employees could have a material adverse effect on the Company's business. During the last year, the Company has lost the services of several of its key executive officers and members of management. While the Company has filled several positions, including hiring a new Chief Executive Officer, Stephen J. Hopkins, the Company is currently searching for certain other key managers.

         No Assurance of Public Market for Common Stock; Possible Volatility of Stock Price. Prior to the Company's initial public offering, there was no public market for the Common Stock. On February 20, 1997, the Company was removed from the NASDAQ National Market System and commenced trading on the OTC Bulletin Board. There can be no assurance of an active trading market for the Company's Common Stock. In addition, the trading price of the Common Stock has been, and in the future could be, subject to significant fluctuations in response to variations in quarterly operating results, the gain or loss of significant contracts, changes in management or new products or services by the Company or its competitors, general trends in the industry and other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations which have particularly affected the market price for many companies in similar industries and which have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock.

                                USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of Shares by the Selling Security Holders. See "Selling Security Holders."

                            SELLING SECURITY HOLDERS

         The following table sets forth the number of shares of Common Stock beneficially owned by each of the Selling Security Holders. Except as indicated in the footnotes below, none of the Selling Security Holders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Shares or other securities of the Company. Because the Selling Security Holders may offer some, all, or none of the Shares which they hold, or have the right to acquire, pursuant to the offering contemplated by this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares, no estimate can be given as to the amount of Shares that will be held by the Selling Security Holders after completion of this offering. See "Plan of Distribution."

         During the period the Registration Statement is in effect, each Selling Security Holder shall be entitled to sell any and all of such Selling Security Holder's Shares. The Company has agreed to bear certain expenses (other than broker discounts and commissions, if any, and expenses of counsel and other advisors to the Selling Security Holders) in connection with the registration of the Shares by the Selling Security Holders.

         The Shares offered by this Prospectus may be offered from time to time by the Selling Security Holders named below:


                                                                 NUMBER OF
                                                                  SHARES                  PERCENT OF             NUMBER OF
                                                               BENEFICIALLY              OUTSTANDING         SHARES REGISTERED
 SELLING SECURITY HOLDERS                                     OWNED(1)(2)(3)              SHARES(1)(3)        FOR SALE HEREBY
 ------------------------                                     --------------            --------------        ---------------
 Leo and Nicole Arnaboldi JTWROS(4)  . . . . . . .                   2,000                    *                      2,000
 Bessemer Venture Partners II, L.P.  . . . . . . .                 390,344                  1.12%                  390,344
 Perry H. Braun(4) . . . . . . . . . . . . . . . .                     800                    *                        800
 Robert H. Buescher  . . . . . . . . . . . . . . .                   1,000                    *                      1,000
 Canaan Venture Offshore Limited Partnership . . .                 279,179                    *                    279,179
 C. Samantha Chen  . . . . . . . . . . . . . . . .                     300                    *                        300
 Chestnut Pacific Ltd. Partners  . . . . . . . . .                 287,685                    *                    287,685
 Citibank, N.A.(5) . . . . . . . . . . . . . . . .               2,137,188                  5.78%                2,137,188(6)(8)
 Common Fund Equity Fund . . . . . . . . . . . . .                 115,984                    *                    115,984
 Hoyt Davidson(4)  . . . . . . . . . . . . . . . .                   3,000                    *                      3,000
 Richard R. Davis  . . . . . . . . . . . . . . . .                   1,000                    *                      1,000
 Richard C. Davis(9)(10) . . . . . . . . . . . . .                 845,871                  2.43%                  845,871
 Peter K. Deeks(4) . . . . . . . . . . . . . . . .                   3,000                    *                      3,000
 David L. Dennis(4)  . . . . . . . . . . . . . . .                   2,667                    *                      2,667
 Thomas S. DePre(4)  . . . . . . . . . . . . . . .                   2,000                    *                      2,000
 Robert E. Diemar(4) . . . . . . . . . . . . . . .                   1,500                    *                      1,500


                                                                 NUMBER OF
                                                                  SHARES                  PERCENT OF             NUMBER OF
                                                               BENEFICIALLY              OUTSTANDING         SHARES REGISTERED
 SELLING SECURITY HOLDERS                                     OWNED(1)(2)(3)              SHARES(1)(3)        FOR SALE HEREBY
 ------------------------                                     --------------            --------------        ---------------
 DLJ Capital Corporation(11) . . . . . . . . . . .               9,360,492                  26.82%                 856,268 (6)
 Malcolm and Emily Fairbairn . . . . . . . . . . .                 112,458                    *                    112,458
 Robert Finzi(12)  . . . . . . . . . . . . . . . .                  43,500                    *                      3,500
 Mark K. Gornley(4)  . . . . . . . . . . . . . . .                   3,000                    *                      3,000
 John Hancock Mutual Life Insurance Company(13)  .               1,132,437                   3.15%               1,132,437 (6)
 Deepak Kamra  . . . . . . . . . . . . . . . . . .                   4,000                    *                      4,000
 William A. Klein(10)(14)  . . . . . . . . . . . .               8,654,281                  24.84%               4,760,383
 Klein 1994 Charitable Remainder Trust . . . . . .               1,271,299                   3.65%               1,271,299 (15)
 The Klein Foundation(16)  . . . . . . . . . . . .                 180,000                    *                    180,000
 Klein Investments Family Limited Partnership  . .               2,442,599                   7.01%               2,442,599 (17)
 Richard E. Kroon  . . . . . . . . . . . . . . . .                   5,200                    *                      5,200
 Myron Kunin(18) . . . . . . . . . . . . . . . . .                 982,642                   2.82%                 952,642
 Mark Lanigan(4) . . . . . . . . . . . . . . . . .                   2,133                    *                      2,133
 N.V. Mahuma . . . . . . . . . . . . . . . . . . .                  60,104                    *                     60,104
 Andrea Martin . . . . . . . . . . . . . . . . . .                  10,000                    *                     10,000
 Brian J. McLoughlin(4)  . . . . . . . . . . . . .                   1,300                    *                      1,300
 Nintin T. Mehta . . . . . . . . . . . . . . . . .                 666,667                   1.91%                 666,667
 Michael R. Nicolais(4)  . . . . . . . . . . . . .                   3,400                    *                      3,400
 North Atlantic Smaller Companies Trust PLC(14)  .                  65,222                    *                     65,222 (6)
 Peak Investment Limited Partnership . . . . . . .               2,176,030                   6.24%               2,176,030
 Pleiades Investment Partners  . . . . . . . . . .                 791,237                   2.27%                 791,237
 Gautam A. Prakash . . . . . . . . . . . . . . . .                     666                    *                        666
 Larry E. Reeder(19) . . . . . . . . . . . . . . .                   5,200                    *                      5,200
 John K. Rodakis . . . . . . . . . . . . . . . . .                     667                    *                        667
 Thomas F. Ruhm  . . . . . . . . . . . . . . . . .                     266                    *                        266
 Scorpion Offshore Investment Fund(7)  . . . . . .               1,700,963                   4.88%               1,700,963
 James T. Sington(4) . . . . . . . . . . . . . . .                   1,600                    *                      1,600
 Sprout Growth II, L.P.(20)  . . . . . . . . . . .               8,410,398                  24.10%               8,410,401
 Standard Global Equity Partners L.P.(7) . . . . .                 788,754                   2.26%                 788,754
 Standard Pacific Capital Offshore Fund Ltd.(7)  .                 312,212                    *                    312,212
 The Northwestern Mutual Life Insurance Company(14)              1,157,437                   3.21%               1,157,437 (6)
 The & Trust . . . . . . . . . . . . . . . . . . .                 110,536                    *                    110,536
 Kenneth A. Tucker(4)  . . . . . . . . . . . . . .                   3,000                    *                      3,000
 Whitman Partners, L.P.  . . . . . . . . . . . . .               3,285,373                   9.43%               3,285,373
 Theodore J. Wisniewski  . . . . . . . . . . . . .                 841,384                   2.41%                 841,384
 Unallocated Shares(21)  . . . . . . . . . . . . .                                                                 920,723
                                                            ==============                                    ============
                                                                48,659,975                                      37,112,579



 *       Less than 1% as of August 29, 1997.



(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, shares of Common Stock subject to options, warrants and shares of Series B Preferred Stock which are currently exercisable or convertible or which will become exercisable or convertible within sixty (60) days after August 29, 1997 are deemed outstanding for computing beneficial ownership of the person holding such option, warrant or share of Series B Preferred Stock, but are not outstanding for computing the beneficial ownership of any other person or entity. The shares of Series B Preferred Stock are currently convertible into shares of Common Stock.


(2) The conversion rate for the Series B Preferred Stock fluctuates based on the trading price of the Company's Common Stock. For the purposes of computing the beneficial ownership of, and number of shares registered for sale by, the holders of the Series B Preferred Stock, each outstanding share of Series B Preferred Stock is assumed to be convertible into 3,289 shares of Common Stock.


(3)      Information is as of August 29, 1997.


(4) Selling Security Holder is an employee, officer and/or affiliate of DLJ Capital Corporation ("DLJCC") and purchased Series A Preferred Stock in connection with the Company's private placement of Series A Preferred Stock and subordinated notes on November 19, 1993 (the "1993 Private Placement"), which stock was converted into Common Stock at the Company's initial public offering. DLJCC's relationship with the Company is disclosed in footnote (11) below.

(5) Selling Security Holder is a senior debt holder of the Company pursuant to that certain Credit Agreement dated October 12, 1994, as amended.

(6) Includes the resale of Common Stock issuable upon the exercise of outstanding warrants. The number of shares of Common Stock issuable, and the number of shares of Common Stock registered hereunder, may be increased as a result of the application of the antidilution provisions of the outstanding warrants.

(7) Selling Security Holder is a holder of outstanding shares of Series B Preferred Stock.

(8) Includes a warrant to purchase 31,250 shares of Common Stock transferred to Selling Security Holder by Sumitomo Bank of California, a warrant to purchase 31,250 shares of Common Stock transferred to Selling Security Holder by Comerica Bank-California, a warrant to purchase 218,750 shares of Common Stock transferred to Selling Security Holder by BHF-Bank Aktiengelselschaft and a warrant to purchase 218,750 shares of Common Stock transferred to Selling Security Holder by Wells Fargo Bank, N.A.

(9) Selling Security Holder is President of International Operations and a director of the Company.

(10) The Company subleases certain real property for its operations in Irvine, California and in Newburgh, New York from WC Cartwright Corporation, a California corporation ("WC Cartwright"). Messrs. Klein and Davis and Ms. Carolyn Klein (the spouse of Mr. Klein) are officers, directors and principal shareholders of WC Cartwright.

(11) Selling Security Holder is a wholly-owned subsidiary of Donaldson, Lufkin & Jenrette Incorporated ("DLJ"). Donaldson, Lufkin & Jenrette Securities Corporation, which is also a wholly-owned subsidiary of DLJ, served as an underwriter in the Company's initial public offering on April 8, 1994 and the placement agent in the Company's 1993 Private Placement.





(12) Selling Security Holder is a director of the Company; a Vice President of the Sprout Group, a division of DLJCC; and a general partner of a general partner of Sprout Growth II, L.P. ("Sprout Growth"). DLJCC is the managing general partner of Sprout Growth. DLJCC's relationship with the Company is disclosed in footnote (11).



(13) Selling Security Holder is a subordinated debt holder of the Company pursuant to that certain Note Purchase Agreement dated November 19, 1993, as amended.



(14)     Selling Security Holder is the Company's Chairman of the Board.



(15) Consists of the shares of Common Stock issued to selling Security Holder upon the conversion of 427, 32, 25 and 16 shares of Series B Preferred Stock transferred to Selling Security Holder by Scorpion Offshore Investment Fund, Common Fund Equity Fund, Chestnut Pacific Ltd. Partners and The & Trust, respectively. The trustees for this Selling Security Holder are William A. Klein (whose relationship to the Company is disclosed in footnotes (10) and (14)) and his wife, Carolyn Klein.



(16) The trustees for this Selling Security Holder are William A. Klein (whose relationship to the Company is disclosed in footnotes (10) and (14)) and his wife, Carolyn Klein.



(17) Consists of the shares of Common Stock issued to Selling Security Holder upon the conversion of the 250 shares of Series B Preferred Stock transferred to Selling Security Holder by Whitman Partners, L.P. The trustees for this Selling Security Holder are William A. Klein (whose relationship to the Company is disclosed in footnotes (10) and (14)) and his wife, Carolyn Klein.



(18)     Selling Security Holder is a director of the Company.






(19) Selling Security Holder is an employee and/or affiliate of the Sprout Group, a division of DLJCC. DLJCC's relationship to the Company is disclosed in footnote (11).






(20) DLJCC is the managing general partner of Selling Security Holder. DLJCC's relationship to the Company is disclosed in footnote (11).






(21) These shares are registered hereunder but have not been allocated to a specific Selling Security Holder.


                              PLAN OF DISTRIBUTION

         The Shares offered hereby are being offered directly by the Selling Security Holders. The Company will not receive any proceeds from the sale of any of the Shares by the Selling Security Holders. The sale of the Shares may be effected by the Selling Security Holders on the Over-The-Counter Bulletin Board or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
(b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Security Holders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Security Holders in amounts to be negotiated immediately prior to the sale. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. The Company has also agreed to bear certain expenses in connection with the registration and sale of the Shares offered hereby by the Selling Security Holders (other than broker discounts and commissions).

         The Selling Security Holders and any broker-dealers, agents or underwriters that participate with the Selling Security Holders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Security Holder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Security Holders.


                        LIQUIDITY AND CAPITAL RESOURCES

         Subordinated Notes. On August 20, 1997, the Company completed an amendment to its subordinated note purchase agreements which revised certain covenants, provided for the issuance to the subordinated note holders of warrants to purchase an aggregate of 500,096 shares of the Company's Common Stock at $0.59 per share (the "New Subdebt Warrants"), and increased the interest rate on the Series A Notes from 9.5% to 15%. The amendment also provided that increased interest may be paid in lieu of cash in the form of additional subordinated notes carrying the same terms as the Series A Notes. However, on or before August 19, 1998, the Company may elect to prepay the principal and all accrued and unpaid interest at a rate of 9.5% per annum on all outstanding Series A notes and such payments shall be deemed to satisfy all of the Company's obligations in respect of the Series A notes. In addition, if the Company prepays the Series A notes as described, the New Subdebt Warrants shall be cancelled. While the August amendment to the subordinated note purchase agreements cured the Company's existing defaults under the subordinated note purchase agreements, the covenants under the subordinated note agreements as currently cast, will be significantly more restrictive as of June 1998. Therefore, the Company believes that it will be in default again under such agreements at that time unless it is able to successfully renegotiate the covenants.

         Miscellaneous.     On August 27, 1997, the Company consummated
the sale of all of the assets of Modcomp to CSP, Inc., a Massachusetts corporation, for a purchase price of $8,540,000, of which approximately $8,447,000 was paid in cash at the closing. The remaining $95,000 of the purchase price was withheld from payment pursuant to an escrow agreement between the parties pending the determination of certain tax liabilities of Modcomp. The net proceeds to the Company were $8,102,000, which were used to repay the term loan and revolver under the Company's senior credit facility, leaving approximately $2,000,000 available under the revolver, all of which has been drawn down.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         The authorized capital stock of the Company consists of (i) 3,059,147 shares of Preferred Stock, $.001 par value ("Preferred Stock"), of which 807 shares are outstanding Series B Preferred Stock, and (ii) 60,000,000 shares of Common Stock, $.001 par value (the "Common Stock").

COMMON STOCK

         Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Shares of Common Stock do not have cumulative voting rights with respect to the election of directors.

         Subject to preferences that may be applicable to the holders of outstanding shares of Series B Preferred Stock, if any, the holders of Common Stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. In the event of liquidation, dissolution or winding up of the Company, and subject to the rights of the holders of outstanding shares of Series B Preferred Stock, if any, the holders of shares of Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its shareholders.

         There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and shares of Common Stock to be issued pursuant to the Offering shall be fully paid and nonassessable. The shares of Common Stock are not convertible into any other series or class of the Company's securities.
Holders of Common Stock do not have any preemptive rights or rights to subscribe for additional securities of the Company.

PREFERRED STOCK

         The Preferred Stock authorized by the Company's Restated Certificate of Incorporation may be issued from time to time in one or more series. The Board of Directors of the Company is authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon additional series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or of any of them. Subject to compliance with applicable protective voting rights which have been or may be granted to the Preferred Stock or series thereof in Certificates of Determination or the Company's Restated Certificate of Incorporation, but notwithstanding any other rights of the Preferred Stock or any series thereof, the rights, privileges, preferences and restrictions of any such additional series may be subordinated to, pari passu, with (including, without limitation, inclusion in provisions with respect to liquidation and acquisition preferences, redemption and/or approval of matters by vote or written consent), or senior to any of those of any present or future class or series of Preferred or Common Stock.

SERIES B PREFERRED STOCK

         Holders of the Series B Preferred Stock are entitled to receive dividends as may be declared from time to time by the Board. The Board may not pay dividends to the holders of the Company's Common Stock unless and until the Board has paid an equivalent dividend, based upon the number of shares of Common Stock into which each share of Series B Preferred Stock is convertible as of the record date for the payment of the dividend, to the holders of Series B Preferred Stock.

         In the event of any liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock are entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of Common Stock, the amount of $2,000 per share plus all accrued or declared but unpaid dividends (the "Liquidation Preference").

         At any time after September 9, 1996, each share of Series B Preferred Stock may be converted, at the option of the holder thereof, into the number of shares of Common Stock equal to $1,000 (the "Original Issue Price") divided by the lower of (i) 80% of the average closing bid price of the Common Stock for the 10 trading days ending three days prior to the date of the notice of conversion or (ii) $5.07 (the "Conversion Price"). Each share of Series B Preferred Stock shall automatically be converted into the number of shares of Common Stock determined as provided above, either (i) June 11, 2001, or (ii) five days after written notice to the holders of Series B Preferred Stock by the Company that the price of the Common Stock for 30 consecutive trading days has exceeded $19.13 per share, whichever occurs first. The conversion provisions are also subject to adjustment in certain circumstances.

         The Series B Preferred Stock is not redeemable. Except as otherwise provided by law, each holder of shares of Series B Preferred Stock shall be entitled to vote with the holders of Common Stock on an as-converted basis, assuming a conversion price of $5.40, as a single class on all matters presented for stockholder vote.

CERTAIN PROVISIONS OF DELAWARE LAW

         The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203 ) with the Company for three years following the date that person became an interested stockholder unless: (i) before that person became an interested stockholder, the Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or following the date on which that person became an interested stockholder, the business combination is approved by the Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the Company now owned by the interested shareholder.

         Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors (but not less than one) who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

CERTAIN CHARTER AND BYLAW PROVISIONS

         The Company's Bylaws require stockholders to provide advance notice of any stockholder nominations for directors and of any business to be brought before any meeting of stockholders. Stockholders are not entitled to cumulative voting in connection with the election of directors. As a result, a person or a group controlling the majority of shares of Common Stock can elect all of the directors.

         The Company's Restated Certificate of Incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. These provisions eliminate the directors' liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, including the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of a law. The Company's Restated Certificate of Incorporation also contains provisions to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Common Stock is U.S. Stock Transfer Corporation.

                                 LEGAL MATTERS

         The validity of the securities offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, Newport Beach, California. In addition, certain members and employees of such firm are stockholders of the Company.

                                    EXPERTS

         The consolidated financial statements of The Cerplex Group, Inc. as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                   INFORMATION WITH RESPECT TO THE REGISTRANT

         A copy of the Company's latest Form 10-K and the Company's latest Form 10-Q is being provided herewith without charge to each person to whom a copy of this prospectus is being delivered.


                             AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Exchange Act, and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected, and copies of such material may be obtained at prescribed rates, at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, as well as at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a web site (http://www.sec.gov) which contains reports, proxy and information statements and other information regarding registrants that file electronically, such as Cerplex. The Common Stock of the Company is traded on the Over-The-Counter Bulletin Board. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a registration statement on Form S-2 (herein, together with all amendments and exhibits referred to as the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Shares, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the Office of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents filed with the Commission are hereby incorporated by reference in this Prospectus: (i) the Annual Report of the Company on Form 10-K for the fiscal year ended December 29, 1996; (ii) the Quarterly Report of the Company on Form 10-Q for the quarter ended June 30, 1997; (iii) the Quarterly Report of the Company on Form 10-Q for the quarter ended March 29, 1997; (iv) the Proxy Statement of the Company in connection with the Annual Meeting of Security Holders to be held on June 10, 1997; (v) the Quarterly Report of the Company on Form 10-Q for the quarter ended June 30, 1997; and
(vi) the Current Report of the Company on Form 8-K dated August 27, 1997.


     All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such document). Requests for such documents should be submitted in writing to Chief Executive Officer at The Cerplex Group, Inc., 1382 Bell Avenue, Tustin, CA 92780 or by telephone at (714) 258-5600.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than broker-dealer discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee. All of the expenses below will be paid by the Company.

ITEM
----
Registration Fee.................................................................................     $ 4,242.65
Printing and engraving expenses..................................................................       2,000.00
Legal fees and expenses..........................................................................      20,000.00
Accounting fees and expenses.....................................................................       7,000.00
Transfer Agent and Registrar fees................................................................       2,000.00
Miscellaneous....................................................................................       5,000.00
                                                                                                      ----------
    Total........................................................................................     $36,242.65


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Section 145 of the Delaware Law, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Company's Bylaws (the "Bylaws") provide that the Company shall indemnify its directors and officers to the fullest extent permitted by law and requires the Company to advance litigation expenses upon receipt by the Company of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director is not entitled to indemnification. The Bylaws further provide that rights conferred under such Bylaws shall not be deemed to be exclusive of any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

     The Company's Certificate of Incorporation (the "Certificate of Incorporation") provides that, pursuant to Delaware Law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware Law. The provision also does not affect a directors' responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Certificate of Incorporation further provides that the Company shall indemnify its directors and officers to the fullest extent permitted by law, and requires the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the director to repay such advances if it is ultimately determined that the director is not entitled to indemnification.
The Certificate of Incorporation also provides that rights conferred under such Certificate of Incorporation shall not be deemed to be exclusive of any other right such persons may have or acquire under any statute, the Certificate of Incorporation, the Bylaws, agreement, vote of stockholders or disinterested directors, or otherwise.

     The Company has in place a directors' and officers' liability insurance policy that, subject to the terms and conditions of the policy, insures the directors and officers of the Company against losses arising from any wrongful act (as defined by the policy) in his or her capacity as a director or officer. The policy reimburses the Company for amounts which the Company lawfully indemnifies or is required or permitted by law to indemnify its directors and officers.

     In addition, the Company has entered into agreements to indemnify its directors and certain of its officers in addition to the indemnification provided for in the Certificate of Incorporation and Bylaws. These agreements will, among other things, indemnify the Company's directors and certain of its officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Company, on account of services as a director or officer of the

Company or as a director or officer of any subsidiary of the Company, or as a director or officer of any other company or enterprise that the person provides services to at the request of the Company.

ITEM 16.  EXHIBITS.

 EXHIBIT
 NUMBER                       TITLE                                                               METHOD OF FILING
 ------                       -----                                                               ----------------
 2.1       Agreement of Merger dated as of August 30, 1993, by and among Cerplex  Incorporated herein by reference to Exhibit 2.1
           Incorporated, Diversified Manufacturing Services, Inc. ("DMS"),        to the Company's Registration Statement on Form
           EMServe, Inc. ("EMServe"), InCirT Technology Incorporated ("InCirT")   S-1 (File No. 33-75004) which was declared
           and Testar, Inc. ("Testar").                                           effective by the Commission on April 8, 1994.

 2.2       Agreement and Plan of Merger dated November 12, 1993, between The      Incorporated herein by reference to Exhibit 2.2
           Cerplex Group Subsidiary, Inc. and Registrant (conformed copy to       to the Company's Registration Statement on Form
           original).                                                             S-1 (File No. 33-75004) which was declared
                                                                                  effective by the Commission on April 8, 1994.

 2.3       Certificate of Ownership and Merger of Registrant with and into The    Incorporated herein by reference to Exhibit 2.2
           Cerplex Group Subsidiary, Inc. dated as of November 12, 1993.          to the Company's Registration Statement on Form
                                                                                  S-1 (File No. 33-75004) which was declared
                                                                                  effective by the Commission on April 8, 1994.

 2.4       Asset Purchase Agreement effective December 17, 1993 by and between    Incorporated herein by reference to Exhibit 2.4
           Certech Technology, Inc., a wholly-owned subsidiary of the Registrant  to the Company's Registration Statement on Form
           ("Certech"), and Spectradyne, Inc. ("Spectradyne").                    S-1 (File No. 33-75004) which was declared
                                                                                  effective by the Commission on April 8, 1994.

 2.5       Purchase and Sale Agreement dated as of July 29, 1994, by and among    Incorporated herein by reference to Exhibit 2 to
           The Cerplex Group, Inc., Cerplex Limited, BT Repair Services Limited   the Form 8-K filed July 29, 1994.
           and BT.

 2.6       Contract for repair, calibration and warehousing of certain items of   Incorporated herein by reference to Exhibit 10 to
           BT Equipment dated as of July 29, 1994, among The Cerplex Group and    the Form 8-K filed July 29, 1994.
           Cerplex Limited and BT.

 2.7       Formation and Contribution Agreement effective December 1, 1994 by     Incorporated herein by reference to Exhibit 2.7
           and among Modcomp/Cerplex L.P., Modular Computer Systems, Inc.,        to the Company's Annual Report on Form 10-K for
           Cerplex Subsidiary, Inc. and The Cerplex Group, Inc.                   the fiscal year ended January 1, 1995.

 2.8       Contingent Promissory Note dated December 1, 1994 issued by            Incorporated herein by reference to Exhibit 2.8
           Modcomp/Cerplex L.P. to Modular Computer Systems, Inc.                 to the Company's Annual Report on Form 10-K for
                                                                                  the fiscal year ended January 1, 1995.

 2.9       Limited Partnership Agreement of Modcomp/Cerplex L.P. effective        Incorporated herein by reference to Exhibit 2.8
           December 1, 1994.                                                      to the Company's Annual Report on Form 10-K for
                                                                                  the fiscal year ended January 1, 1995.

EXHIBIT
 NUMBER                TITLE                                                                     METHOD OF FILING
 ------                -----                                                                     ----------------
 2.10    Put/Call Option Agreement effective December 1, 1994 by and among      Incorporated herein by reference to Exhibit 2.8
         Cerplex Subsidiary, Inc., The Cerplex Group, Inc., Modular Computer    to the Company's Annual Report on Form 10-K for
         Systems, Inc. and Modcomp Joint Venture Inc.                           the fiscal year ended January 1, 1995.

 2.11    Stock Purchase Agreement dated as of June 29, 1995 by and among The    Incorporated herein by reference to Exhibit 2.11
         Cerplex Group, Inc., Tu Nguyen and Phuc Le.                            to the Company's Quarterly Report on Form 10-Q
                                                                                for the quarter ended October 1, 1995.

 2.12    Letter Agreement dated April 5, 1996 by and among Modular Computer     Incorporated herein by reference to Exhibit 2.12
         Systems, Inc., Modcomp Joint Venture, Inc., AEG Aktiengesellschaft,    to the Company's Annual Report on Form 10-K for
         the Company, Cerplex Subsidiary, Inc. and Modcomp/Cerplex L.P.         the fiscal year ended December 31, 1995.

 2.13    Stock Purchase Agreement dated as of May 24, 1996, by and among The    Incorporated herein by reference to Exhibit 2.13
         Cerplex Group, Inc., Cerplex Limited, Rank Xerox - The Document        to the Company's Current Report on Form 8-K dated
         Company SA and Rank Xerox Limited (conformed copy to original).        May 24, 1996.

 2.14    Contract of Warranty dated as of May 24, 1996, by and among The        Incorporated herein by reference to Exhibit 2.14
         Cerplex Group, Inc., Cerplex Limited, Rank Xerox - The Document        to the Company's Current Report on Form 8-K dated
         Company SA and Rank Xerox Limited (conformed copy to the original).    May 24, 1996.

 2.15    Supply and Services Agreement dated as of May 24, 1996, by and among   Incorporated herein by reference to Exhibit 2.15
         The Cerplex Group, Inc., Cerplex Limited, Rank Xerox - The Document    to the Company's Current Report on Form 8-K dated
         Company SA and Rank Xerox Limited (conformed copy to the original).    May 24, 1996.

 2.16    Stock Purchase Agreement dated March 28, 1997 relating to all of the   Incorporated herein by reference to Exhibit 2.13
         outstanding stock of Peripheral Computer Support, Inc. among the       to the Company's Annual Report on Form 10-K for
         Company, PCS Acquisition Co., Inc., and Lincolnshire Equity Partners,  the fiscal year ended December 31, 1996.
         L.P.

 2.17    Asset Purchase Agreement dated August 6, 1997 by and among the         Incorporated herein by reference to Exhibit 2.17
         Company, Cerplex Subsidiary, Inc., Modcomp Joint Venture, Inc.,        to the Company's Quarterly Report on Form 10-Q
         Modcomp/Cerplex L.P. and CSP Inc.                                      for the quarter ended June 30, 1997.

 3.1     Restated Certificate of Incorporation of the Registrant.               Incorporated herein by reference to Exhibit 3.1
                                                                                to the Company's Registration Statement on From
                                                                                S-1 (File No. 33-75004) which was declared
                                                                                effective by the Commission on April 8, 1994.

 3.2     Bylaws of the Registrant                                               Incorporated herein by reference to Exhibit 3.2
                                                                                to the Company's Registration Statement on Form
                                                                                S-1 (File No. 33-75004) which was declared
                                                                                effective by the Commission on April 8, 1994.

 EXHIBIT
  NUMBER                                TITLE                                                    METHOD OF FILING
  ------                                -----                                                    ----------------
 3.3       Certificate of Amendment of the Restated Certificate of Incorporation    Incorporated herein by reference to Exhibit 3.3
           of the Registrant (filed June 16, 1997).                                 to the Company's Quarterly Report on Form 10-Q
                                                                                    for the quarter ended June 30, 1997.

 4.1       Stock Purchase Agreement dated as of November 19, 1993 by and among      Incorporated herein by reference to Exhibit 4.1
           the Registrant, the stockholders of the Registrant identified in Part    to the Company's Registration Statement on Form
           A of Schedule I thereto and the purchasers of shares of the              S-1 (File No. 33-75004) which was declared
           Registrant's Series A Preferred Stock identified in Schedule I           effective by the Commission on April 8, 1994.
           thereto (including the Schedules thereto; Exhibits omitted).

 4.2       Registration Rights Agreement dated as of November 19, 1993, by and      Incorporated herein by reference to Exhibit 4.2
           among the Registrant, the investors listed on Schedule A thereto and     to the Company's Registration Statement on Form
           the security holders of the Registrant listed on Schedule B thereto,     S-1 (File No. 33-75004) which was declared
           together with Amendment No. 1.                                           effective by the Commission on April 8, 1994.

 4.3       Co-Sale Agreement dated as of November 19, 1993, by and among the        Incorporated herein by reference to Exhibit 4.3
           Registrant, the managers listed on Schedule A thereto and the            to the Company's Registration Statement on Form
           investors listed on Schedule B thereto.                                  S-1 (File No. 33-75004) which was declared
                                                                                    effective by the Commission on April 8, 1994.

 4.4       Warrant Agreement dated as of November 19, 1993, by and among the        Incorporated herein by reference to Exhibit 4.4
           Registrant and the purchasers listed in Annex 1 thereto.                 to the Company's Registration Statement on Form
                                                                                    S-1 (File No. 33-75004) which was declared
                                                                                    effective by the Commission on April 8, 1994.

 4.5       Placement Agent Warrant Purchase Agreement dated as of November 19,      Incorporated herein by reference to Exhibit 4.5
           1993, between the Registrant and Donaldson, Lufkin & Jenrette            to the Company's Registration Statement on Form
           Securities Corporation.                                                  S-1 (File No. 33-75004) which was declared
                                                                                    effective by the Commission on April 8, 1994.

 4.6       Observation Rights Agreement dated as of November 19, 1993, between      Incorporated herein by reference to Exhibit 4.6
           the Registrant and certain stock purchasers.                             to the Company's Registration Statement on Form
                                                                                    S-1 (File No. 33-75004) which was declared
                                                                                    effective by the Commission on April 8, 1994.

 4.7       Observation Rights Agreement dated as of November 19, 1993, between      Incorporated herein by reference to Exhibit 4.7
           the Registrant and certain note purchasers.                              to the Company's Registration Statement on Form
                                                                                    S-1 (File No. 33-75004) which was declared
                                                                                    effective by the Commission on April 8, 1994.

 EXHIBIT
 NUMBER                       TITLE                                                            METHOD OF FILING
 ------                       -----                                                            ----------------
 4.8       Note Purchase Agreement dated as of November 19, 1993, by and among    Incorporated herein by reference to Exhibit 4.8
           the Registrant and The Northwestern Mutual Life Insurance Company,     to the Company's Registration Statement on Form
           John Hancock Mutual Life Insurance, Registrant and Bank of Scotland    S-1 (File No. 33-75004) which was declared
           London Nominees Limited.                                               effective by the Commission on April 8, 1994.

 4.9       Amendment No. 2 to Registration Rights Agreement dated as of April 6,  Incorporated herein by reference to Exhibit 4.9
           1994, by and among the Registrant and certain of its Securities        to the Company's Registration Statement on Form
           holders.                                                               S-1 (File No. 33-75004) which was declared
                                                                                  effective by the Commission on April 8, 1994.

 4.10      Amendment to Note Purchase Agreement, dated as of October 27, 1994,    Incorporated herein by reference to Exhibit 4.10
           by and among the Company, Northwestern Mutual Life Insurance Company,  to the Company's Annual Report on Form 10-K for
           John Hancock Mutual Life Insurance Company and North Atlantic Smaller  the fiscal year ended March 31, 1995.
           Companies Trust P.L.C. (collectively, the "Noteholders").

 4.11      Waiver and Amendment Agreement dated April 15, 1996 by and among       Incorporated herein by reference to Exhibit 4.11
           Company, The Northwestern Mutual Life Insurance Company, John Hancock  to the Company's Annual Report on Form 10-K for
           Mutual Life Insurance Company and North Atlantic Smaller Companies     the fiscal year ended December 31, 1995.
           Investment Trust PLC.

 4.12      Warrant Agreement dated as of April 15, 1996 by and among Company,     Incorporated herein by reference to Exhibit 4.12
           The Northwestern Mutual Life Insurance Company, John Hancock Mutual    to the Company's Annual Report on Form 10-K for
           Life Insurance Company and North Atlantic Smaller Companies            the fiscal year ended December 31, 1995.
           Investment Trust PLC.

 4.13      First Amendment to Warrant Agreement dated April 15, 1996 by and       Incorporated herein by reference to Exhibit 4.13
           among Company and each of the holders of warrants listed on Schedule   to the Company's Annual Report on Form 10-K for
           A thereto, with respect to that certain Warrant Agreement dated        the fiscal year ended December 31, 1995.
           November 19, 1993.

 4.14      First Amendment to Observation Rights Agreement dated as of April 15,  Incorporated herein by reference to Exhibit 4.14
           1996 between Company and certain note purchasers.                      to the Company's Annual Report on Form 10-K for
                                                                                  the fiscal year ended December 31, 1995.

 4.15      Third Amendment to Registration Rights Agreement dated as of April     Incorporated herein by reference to Exhibit 4.15
           15, 1996 by and among Company, the investors of Company listed on      to the Company's Annual Report on Form 10-K for
           Schedule A thereto and the security holders of Company listed on       the fiscal year ended December 31, 1995.
           Schedule B thereto.

 4.16      Warrant Agreement dated April 15, 1996 by and among Company, Wells     Incorporated herein by reference to Exhibit 4.16
           Fargo Bank, National Association, Sumitomo Bank of California, BHF     to the Company's Annual Report on Form 10-K for
           Bank Aktiengesellschaft and Comerica Bank-California.                  the fiscal year ended December 31, 1995.

 4.17      Stock Purchase Agreement dated June 10, 1996 by and among the Company  Incorporated herein by reference to Exhibit 4.17
           and the investors listed on Schedule A thereto.                        to the Company's Quarterly Report on Form 10-Q
                                                                                  filed August 14, 1996.

  EXHIBIT
  NUMBER                TITLE                                                              METHOD OF FILING
  ------                -----                                                              ----------------
 4.18      Fourth Amendment to Registration Rights Agreement dated June 10, 1996  Incorporated herein by reference to Exhibit 4.18 by and among Company, the investors listed on Schedule A thereto, the  to the Company's Quarterly Report on Form 10-Q
           security holders of Company listed on Schedule B thereto, the banks    filed August 14, 1996.
           listed on Schedule C thereto and each of the parties listed on
           Schedule D thereto.

 4.19      Certificate of Designation of Preferences of Series B Preferred Stock  Incorporated herein by reference to Exhibit 3.3
           of The Cerplex Group, Inc.                                             to the Company's Quarterly Report on Form 10-Q
                                                                                  filed August 14, 1996.

 4.20      Waiver and Amendment Agreement dated October 31, 1996 by and among     Incorporated herein by reference to Exhibit 4.17
           the company and the Noteholders.                                       to the Company's Annual Report on Form 10-K for
                                                                                  the fiscal year ended December 31, 1996.

 4.21      Waiver and Amendment Agreement dated December 9, 1996 by and among     Incorporated herein by reference to Exhibit 4.18
           the company and the Noteholders.                                       to the Company's Annual Report on Form 10-K for
                                                                                  the fiscal year ended December 31, 1996.

 4.22      Side Letter dated March 28, 1997 by and among the Company and the      Incorporated herein by reference to Exhibit 4.19
           Noteholders.                                                           to the Company's Annual Report on Form 10-K for
                                                                                  the fiscal year ended December 31, 1996.

 4.23      Amended and Restated Note Purchase Agreement dated April 9, 1997 by    Incorporated herein by reference to Exhibit 4.20
           and among the Company and the Noteholders.                             to the Company's Annual Report on Form 10-K for
                                                                                  the fiscal year ended December 31, 1996.

 4.24      Second Amendment to Warrant Agreement dated April 9, 1997, by and      Incorporated herein by reference to Exhibit 4.21
           among the Company and each of the holders of warrants listed on        to the Company's Annual Report on Form 10-K for
           Schedule A thereto, which Second Amendment amends the Warrant          the fiscal year ended December 31, 1996.
           Agreement dated November 19, 1993 as amended by the First Amendment to Warrant Agreement dated April 15, 1996.

 4.25      Second Amendment to Warrant Agreement dated April 9, 1997 by and       Incorporated herein by reference to Exhibit 4.22
           among the Company and each of the holders of warrants listed on        to the Company's Annual Report on Form 10-K for
           Schedule A thereto, which Second Amendment amends the Warrant          the fiscal year ended December 31, 1996.
           Agreement dated April 15, 1996, as amended by a Waiver and Amendment
           Agreement dated October 31, 1996.

 4.26      Amended and Restated Warrant Agreement dated April 9, 1997 by and      Incorporated herein by reference to Exhibit 4.23
           among the Company; Wells Fargo Bank, National Association; BHF-Bank    to the Company's Annual Report on Form 10-K for
           Aktiengesellschaft; and Citibank, N.A.                                 the fiscal year ended December 31, 1996.

 4.27      Fifth Amendment to Registration Rights Agreement dated as of April 9,  Incorporated herein by reference to Exhibit 4.27
           1997 by and among the Company, the investors listed on Schedule A      to the Company's Quarterly Report on Form 10-Q
           thereto, the security holders of the Company listed on Schedule B      for the quarter ended June 30, 1997.
           thereto, the banks listed on Schedule C thereto, and the parties listed on Schedule D thereto.

 EXHIBIT
 NUMBER                               TITLE                                                  METHOD OF FILING
 ------                               -----                                                  ----------------
 4.28     Waiver Agreement dated as of June 30, 1997 among the Company and the   Incorporated herein by reference to Exhibit 4.28
          Noteholders.                                                           to the Company's Quarterly Report on Form 10-Q
                                                                                 for the quarter ended June 30, 1997.

 4.29     Side letter dated July 10, 1997 by and among the Company and the       Incorporated herein by reference to Exhibit 4.29
          Noteholders.                                                           to the Company's Quarterly Report on Form 10-Q
                                                                                 for the quarter ended June 30, 1997.

 4.30     Side letter dated August 6, 1997 by and among the Company and the      Incorporated herein by reference to Exhibit 4.30
          Noteholders.                                                           to the Company's Quarterly Report on Form 10-Q
                                                                                 for the quarter ended June 30, 1997.

 4.31     Sixth Amendment to Registration Rights Agreement dated as of August    Incorporated herein by reference to Exhibit 4.31
          20, 1997 by and among the Company, the investors listed on Schedule A  to the Company's Current Report on Form 8-K dated
          thereto, the security holders of the Company listed on Schedule B      August 27, 1997.
          thereto, the banks listed on Schedule C thereto, and the parties listed on Schedule D thereto.

 4.32     First Amendment Agreement dated as of August 20, 1997, by and among    Incorporated herein by reference to Exhibit 4.32
          the Company, The Northwestern Mutual Life Insurance Company, John      to the Company's Current Report on Form 8-K dated
          Hancock Mutual Life Insurance Company and North Atlantic Smaller       August 27, 1997.
          Companies Investment Trust PLC.

 4.33     Warrant Agreement dated as of August 20, 1997 by and between the       Incorporated herein by reference to Exhibit 4.33
          Company, The Northwestern Mutual Life Insurance Company, John Hancock  to the Company's Current Report on Form 8-K dated
          Mutual Life Insurance Company and North Atlantic Smaller Companies     August 27, 1997.
          Investment Trust PLC.

 4.34     Third Amendment to Warrant Agreement dated as of August 20, 1997, by   Incorporated herein by reference to Exhibit 4.34
          and among the Company and the Noteholders with respect to that         to the Company's Current Report on Form 8-K dated
          certain Warrant Agreement dated as of April 15, 1996 by and among the  August 27, 1997.
          Company and the Noteholders.

 4.35     Third Amendment to Warrant Agreement dated as of August 20, 1997, by   Incorporated herein by reference to Exhibit 4.35
          and among the Company and the Noteholders with respect to that         to the Company's Current Report on Form 8-K dated
          certain Warrant Agreement dated as of November 19, 1993 by and among   August 27, 1997.
          the Company and the Noteholders.

 4.36     Warrant Agreement dated as of August 20, 1997 by and between the       Incorporated herein by reference to Exhibit 4.36
          Company and Citibank, N.A.                                             to the Company's Current Report on Form 8-K dated
                                                                                 August 27, 1997.

 4.37     Second Amendment to Observation Rights Agreement dated August 20,      Incorporated herein by reference to Exhibit 4.37
          1997 by and among the Company, the Northwestern Mutual Life Insurance  to the Company's Current Report on Form 8-K dated
          Company and John Hancock Mutual Life Insurance Company.                August 27, 1997.

 5.1      Opinion of Brobeck, Phleger & Harrison LLP                             Filed herein.

EXHIBIT
 NUMBER                               TITLE                                                   METHOD OF FILING
 ------                               -----                                                   ----------------
 10.1     The Registrant's 1990 Stock Option Plan (the "1990 Plan").              Incorporated herein by reference to Exhibit 10.1
                                                                                  to the Company's Registration Statement on Form
                                                                                  S-1 (File No. 33-75004) which was declared
                                                                                  effective by the Commission on April 8, 1994.

 10.2     Form of Stock Option Agreement pertaining to the 1990 Plan.             Incorporated herein by reference to Exhibit 10.2
                                                                                  to the Company's Registration Statement on Form
                                                                                  S-1 (File No. 33-75005) which was declared
                                                                                  effective by the Commission on April 8, 1994.

 10.3     Form of Stock Purchase Agreement pertaining to the 1990 Plan.           Incorporated herein by reference to Exhibit 10.3
                                                                                  to the Company's Registration Statement on Form
                                                                                  S-1 (File No. 33-75004) which was declared
                                                                                  effective by the Commission on April 8, 1994.

 10.4     The Registrant's 1993 Stock Option Plan (the "1993 Plan").              Incorporated herein by reference to Exhibit 10.4
                                                                                  to the Company's Registration Statement on Form
                                                                                  S-1 (File No. 33-75004) which was declared
                                                                                  effective by the Commission on April 8, 1994.

 10.5     Form of Stock option Agreement (grants to employees) pertaining to      Incorporated herein by reference to Exhibit 10.5
          the 1993 Plan.                                                          to the Company's Registration Statement on Form
                                                                                  S-1 (File No. 33-75004) which was declared
                                                                                  effective by the Commission on April 8, 1994.

 10.6     Form of Stock Option Agreement (grants to directors and certain         Incorporated herein by reference to Exhibit 10.6
          officers) pertaining to the 1993 Plan.                                  to the Company's Registration Statement on Form
                                                                                  S-1 (File No. 33-75004) which was declared
                                                                                  effective by the Commission on April 8, 1994.

 10.7     Form of Stock Purchase Agreement for Installment Options pertaining     Incorporated herein by reference to Exhibit 10.7
          to the 1993 Plan.                                                       to the Company's Registration Statement on Form
                                                                                  S-1 (File No. 33-75004) which was declared
                                                                                  effective by the Commission on April 8, 1994.

 10.8     Form of Stock Purchase Agreement for Immediately Exercisable Options    Incorporated herein by reference to Exhibit 10.8
          pertaining to the 1993 Plan.                                            to the Company's Registration Statement on Form
                                                                                  S-1 (File No. 33-75004) which was declared
                                                                                  effective by the Commission on April 8, 1994.

  EXHIBIT
  NUMBER                               TITLE                                                  METHOD OF FILING
  ------                               -----                                                  ----------------
 10.9     The Registrant's Restated 1993 Stock Option Plan (the "Restated        Incorporated herein by reference to Exhibit 10.9
          Plan").                                                                to the Company's Registration Statement on Form
                                                                                 S-1 (File No. 33-75004) which was declared
                                                                                 effective by the Commission on April 8, 1994.

 10.10    Form of Stock Option Agreement, together with Addenda, pertaining to   Incorporated herein by reference to Exhibit 10.10
          the Restated Plan.                                                     to the Company's Registration Statement on Form
                                                                                 S-1 (File No. 33-75004) which was declared
                                                                                 effective by the Commission on April 8, 1994.

 10.11    Master Task Agreement dated December 1, 1991, by and between           Incorporated herein by reference to Exhibit 10.11
          International Business Machines Incorporated ("IBM") and the           to the Company's Registration Statement on Form
          Registrant, together with Amendment to Master Agreement and Task       S-1 (File No. 33-75004) which was declared
          Order.                                                                 effective by the Commission on April 8, 1994.

 10.12    Master Agreement dated May 6, 1992 by and between IBM and the          Incorporated herein by reference to Exhibit 10.12
          Company.                                                               to the Company's Registration Statement on Form
                                                                                 S-1 (File No. 33-75004) which was declared
                                                                                 effective by the Commission on April 8, 1994.

 10.13    Technology Services Agreement effective March 1, 1993, by and between  Incorporated herein by reference to Exhibit 10.13
          Novadyne Computer Systems, Inc. ("Novadyne") and Cerplex Incorporated  to the Company's Registration Statement on Form
          (a California corporation and a predecessor of the Registrant),        S-1 (File No. 33-75004) which was declared
          together with Amendments Nos. 1 and 2.                                 effective by the Commission on April 8, 1994.

 10.14    Technology Services Agreement effective December 17, 1993, by and      Incorporated herein by reference to Exhibit 10.14
          between Spectradyne, Inc. ("Spectradyne") and the Registrant.          to the Company's Registration Statement on Form
                                                                                 S-1 (File No. 33-75004) which was declared
                                                                                 effective by the Commission on April 8, 1994.

 10.15    Repair Services Agreement dated January 1, 1994 by and between Bull    Incorporated herein by reference to Exhibit 10.24
          HN Information Systems, Inc. and the Registrant.                       to the Company's Registration Statement on Form
                                                                                 S-1 (File No. 33-75004) which was declared
                                                                                 effective by the Commission on April 8, 1994.

 10.16    Form of Indemnity Agreement.                                           Incorporated herein by reference to Exhibit 10.15
                                                                                 to the Company's Registration Statement on Form
                                                                                 S-1 (File No. 33-75004) which was declared
                                                                                 effective by the Commission on April 8, 1994.

  EXHIBIT
  NUMBER                       TITLE                                                          METHOD OF FILING
  ------                       -----                                                          ----------------
 10.17     Lease Agreement dated April 1, 1992 by and between Henry G. Page Jr., Incorporated herein by reference to Exhibit 10.16
           and Diversified  Manufacturing Services, Inc. ("DMS").                to the Company's Registration Statement on Form
                                                                                 S-1 (File No. 33-75004) which was declared
                                                                                 effective by the Commission on April 8, 1994.

 10.18     Sublease dated January 1, 1994 by and between Bull and Cerplex Group, Incorporated herein by reference to Exhibit 10.17
           Inc. (a Massachusetts corporation).                                   to the Company's Registration Statement on Form
                                                                                 S-1 (File No. 33-75004) which was declared
                                                                                 effective by the Commission on April 8, 1994.

 10.19     Standard Industrial/Commercial Single-Tenant Lease - Net dated        Incorporated herein by reference to Exhibit 10.18
           November 29, 1990 by and among Kilroy Building 73 Partnership,        to the Company's Registration Statement on Form
           Cerplex Incorporated and InCirT, together with Amendment No. 1        S-1 (File No. 33-75004) which was declared
                                                                                 effective by the Commission on April 8, 1994.

 10.20     Lease dated December 17, 1993 by and between Spectradyne and Certech. Incorporated herein by reference to Exhibit 10.19 to the Company's Registration Statement on Form
                                                                                 S-1 (File No. 33-75004) which was declared
                                                                                 effective by the Commission on April 8, 1994.

 10.21     Sublease dated March 1, 1993 by and between Novadyne and the          Incorporated herein by reference to Exhibit 10.20
           Registrant together with Lease Amendment dated July 22, 1991 by and   to the Company's Registration Statement on Form
           between McDonnell Douglas Realty Company and Novadyne.                S-1 (File No. 33-75004) which was declared
                                                                                 effective by the Commission on April 8, 1994.

 10.22     Standard Industrial/Commercial Lease - Net dated September 4, 1991 by Incorporated herein by reference to Exhibit 10.21
           and between Proficient Food Company and W.C. Cartwright Corporation   to the Company's Registration Statement on Form
           ("Cartwright"), together with Addendum and Sublease dated September   S-1 (File No. 33-75004) which was declared
           6, 1991 by and between Cartwright and the Registrant.                 effective by the Commission on April 8, 1994.

 10.23     Sublease dated July 30, 1992 by and between Cartwright and DMS.       Incorporated herein by reference to Exhibit 10.22
                                                                                 to the Company's Registration Statement on Form
                                                                                 S-1 (File No. 33-75004) which was declared
                                                                                 effective by the Commission on April 8, 1994.

 10.24     Credit Agreement dated as of October 12, 1994 (the "Credit            Incorporated herein by reference to Exhibit 10.24
           Agreement") among The Cerplex Group, Inc., as Borrower; the lenders   to the Company's Annual Report on Form 10-K for
           listed therein, as Lenders; and Wells Fargo Bank, National            the fiscal year ended January 1, 1995.
           Association, as Administrative Agent; and those certain exhibits, schedules and collateral documents to such Credit Agreement.

  EXHIBIT
  NUMBER                     TITLE                                                           METHOD OF FILING
  ------                     -----                                                           ----------------
 10.25    Limited Waiver dated as of November 14, 1995 ("Waiver") by and among   Incorporated herein by reference to Exhibit 10.25
          The Cerplex Group, Inc. (the "Company"), the financial institutions    to the Company's Quarterly Report on Form 10-Q
          listed on the signature pages thereof ("Lenders"), and Wells Fargo     for the quarter ended October 1, 1995.
          Bank, National Association, as administrative agent for the Lenders
          ("Administrative Agent"), and for certain limited purposes, Certech
          Technology, Inc., Cerplex Mass., Inc., Cerplex Limited, Apex Computer
          Company, Cerplex Subsidiary, Inc. and Peripheral Computer Support,
          Inc. (the "Subsidiaries"), which Waiver is made with reference to the
          Credit Agreement.

 10.26    The Cerplex Group, Inc. Restated 1993 Stock Option Plan (Restated and  Incorporated herein by reference to Exhibit 10.26
          Amended as of January 13, 1995).                                       to the Company's Quarterly Report on Form 10-Q
                                                                                 for the quarter ended October 1, 1995.

 10.27    The Cerplex Group, Inc. Automatic Stock Option Agreement.              Incorporated herein by reference to Exhibit 10.27
                                                                                 to the Company's Quarterly Report on Form 10-Q
                                                                                 for the quarter ended October 1, 1995.

 10.28    First Amendment to Credit Agreement dated April 15, 1996 by and among  Incorporated herein by reference to Exhibit 10.28
          Company, the lenders whose signatures appear on the signature pages    to the Company's Annual Report on Form 10-K for
          thereof, as Lenders; Wells Fargo Bank, National Association, as        the fiscal year ended December 31, 1995.
          Administrative Agent; and the Subsidiaries for certain limited purposes.

 10.29    Promissory Note dated June 21, 1996 payable by the Company to Lucent   Incorporated herein by reference to Exhibit 10.29
          Technologies.                                                          to the Company's Quarterly Report on Form 10-Q
                                                                                 for the quarter ended June 30, 1996.

 10.30    Limited Waiver dated as of October 31, 1996 by and among the Company,  Incorporated herein by reference to Exhibit 10.29
          Lenders and Administrative Agent, and for certain limited purposes,    to the Company's Quarterly Report on Form 10-Q
          the Subsidiaries, Modcomp/Cerplex L.P., Modcomp Joint Venture, Inc.,   for the quarter ended September 29, 1996.
          Modular Computer Services, Inc., Modular Computer Systems GmbH and
          Modcomp France S.A., which waiver is made with reference to the credit Agreement.

 10.31    Extension and Forbearance Agreement dated March 31, 1997 by and among  Incorporated herein by reference to Exhibit 10.31 the Company, the financial institutions listed on the signature pages  to the Company's Annual Report on Form 10-K for
          thereof and Wells Fargo Bank, National Association.                    the fiscal year ended December 31, 1996.

EXHIBIT
 NUMBER                              TITLE                                                   METHOD OF FILING
 ------                              -----                                                   ----------------
 10.32   Second Amendment to Credit Agreement dated November 30, 1996 (the       Incorporated herein by reference to Exhibit 10.32
         "Second Amendment") by and among the Company, the financial             to the Company's Annual Report on Form 10-K for
         institutions listed on the signature pages thereof ("Lenders") and      the fiscal year ended December 31, 1996.
         Wells Fargo Bank, National Association, as administrative agent for the Lenders, and for certain limited purposes, Certech Technology,
         Inc., Cerplex Mass., Inc., Cerplex Limited, Apex Computer Company,
         Cerplex Subsidiary, Inc., Peripheral Computer Support, Inc.,
         Modcomp/Cerplex, L.P., Modcomp Joint Venture, Inc., Modular Computer
         Services, Inc., Modular Computer Systems GmbH and Modcomp France
         S.A., which Second Amendment amends the Credit Agreement dated
         October 12, 1994, as amended.

 10.33   Third Amendment to Credit Agreement dated April 9, 1997 (the "Third     Incorporated herein by reference to Exhibit 10.33
         Amendment") by and among the Company, the financial institutions        to the Company's Annual Report on Form 10-K for
         listed on the signature pages thereof ("Lenders") and Wells Fargo       the fiscal year ended December 31, 1996.
         Bank, National Association, as administrative agent for the Lenders, and for certain limited purposes, Certech Technology, Inc., Cerplex
         Mass., Inc., Cerplex Limited, Apex Computer Company, Cerplex
         Subsidiary, Inc., Peripheral Computer Support, Inc., Modcomp/Cerplex,
         L.P., Modcomp Joint Venture, Inc., Modular Computer Services, Inc.,
         Modular Computer Systems GmbH and Modcomp France S.A., which Third
         Amendment amends the Credit Agreement dated October 12, 1994, as amended.

 10.34   Fourth Amendment to Credit Agreement and Limited Waiver dated as of     Incorporated herein by reference to the Company's
         May 30, 1997 and entered into by and among the Company, the financial   Registration Statement on Form S-2 (Registration
         institutions listed on the signature pages thereof ("Lenders") and      No. 333-28425) filed with the Securities and
         Wells Fargo Bank, National Association, as administrative agent for     Exchange Commission on June 3, 1997.
         the Lenders, and for certain limited purposes, Certech Technology,
         Inc., Cerplex Mass., Inc., Cerplex Limited, Apex Computer Company,
         Cerplex Subsidiary, Inc., Modcomp/Cerplex L.P., Modcomp Joint
         Venture, Inc., Modular Computer Services, Inc., Modular Computer
         Systems GmbH and Modcomp France S.A.

 10.35   Fifth Amendment to Credit Agreement and Limited Waiver dated June 30,   Incorporated herein by reference to Exhibit 10.35
         1997 by and among the Company, the financial institutions listed on     to the Company's Quarterly Report on Form 10-Q
         the signature pages thereof ("Lenders") and Wells Fargo Bank,           for the quarter ended June 30, 1997.
         National Association, as administrative agent for the Lenders and, for certain limited purposes, certain subsidiaries of the Company.

 10.36   Sixth Amendment to Credit Agreement and Consent dated August 6, 1997    Incorporated herein by reference to Exhibit 10.36
         by and among the Company, the financial institutions listed on the      to the Company's Quarterly Report on Form 10-Q
         signature pages thereof ("Lenders") and Wells Fargo Bank, National      for the quarter ended June 30, 1997.
         Association as administrative agent for the Lenders as administrative agent for the Lenders and, for certain limited purposes, certain subsidiaries of the Company.

EXHIBIT
NUMBER                                   TITLE                                            METHOD OF FILING
------                                   -----                                            ----------------
 23.1               Consent of KPMG Peat Marwick LLP,                                Filed herein.
                    Independent Public Accountants.

 23.2               Consent of Brobeck, Phleger & Harrison, LLP.                     Included in the Opinion of Counsel filed as
                                                                                     Exhibit 5.1 hereto.

 24.1               Power of Attorney.                                               Included on p. II-15 of this Registration
                                                                                     Statement.

ITEM 17.   UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tustin, State of California, on October 15, 1997.


                                             THE CERPLEX GROUP, INC.

                                             By  /s/ Stephen J. Hopkins
                                               --------------------------------
                                                     Stephen J. Hopkins
                                                     Chief Executive Officer


                               POWER OF ATTORNEY

    We, the undersigned officers and directors of The Cerplex Group, Inc., do hereby constitute and appoint William A. Klein and Robert W. Hughes our true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby, ratifying and confirming all that each of said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS AMENDMENT NO. 2 TO THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



       Signature                                     Title                              Date
       ---------                                     -----                              ----
            * Stephen J. Hopkins                 Chief Executive Officer           October 15, 1997
   -----------------------------------------
              Stephen J. Hopkins


              * Richard C. Davis                 Director                          October 15, 1997
   -----------------------------------------
               Richard C. Davis


             /s/ Robert W. Hughes                Senior Vice President and         October 15, 1997
   -----------------------------------------     Chief Financial Officer
               Robert W. Hughes                  (Principal Accounting
                                                 Officer)


                * Robert Finzi                   Director                          October 15, 1997
   -----------------------------------------
                 Robert Finzi


              * Jerome Jacobson                  Director                          October 15, 1997
   -----------------------------------------
                Jerome Jacobson


             * Patrick S. Jones                  Director                          October 15, 1997
   -----------------------------------------
               Patrick S. Jones


             * Myron Kunin                       Director                          October 15, 1997
   -----------------------------------------
                  Myron Kunin

   *By:    /s/ Robert W. Hughes
           ---------------------------------
           Robert W. Hughes, As Attorney In
           Fact

                            THE CERPLEX GROUP, INC.

                               INDEX TO EXHIBITS

                                                                                     Sequentially
                                                                                       Numbered
 Exhibits              Description                                                      Page
 --------              -----------                                                   ------------
 5.1                   Opinion of Brobeck, Phleger & Harrison LLP..................

 23.1                  Consent of KPMG Peat Marwick LLP............................

 23.2                  Consent of Brobeck, Phleger & Harrison LLP (Included in
                       the Opinion of Counsel filed as Exhibit 5.1 hereto).........

 24.1                  Power of Attorney (Included on page II-13 of this
                       Registration Statement).....................................